SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 0-5278

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

         For Period Ending:  March 28, 2003
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[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition
Report on Form 11-K
         For the Transition Period Ended:
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     Read the attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     Part I.
                             Registrant Information

Full name of registrant           IEH CORPORATION.
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Former name if applicable:

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Address of principal executive office (Street and number)
                          140 58TH STREET, SUITE 8E
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City, State and Zip Code       BROOKLYN, NEW YORK 11220
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                                    Part II.
                             Rule 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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[ ]  (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

                                    Part III.
                                    Narrative
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)
     RIDER attached.

                                    Part IV.
                                Other Information

(1)  Name and telephone number of person to contact in regard to this notification
     ROBERT KNOTH         (718)           492-9673
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       (Name)          (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X]Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ]Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                 IEH CORPORATION
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                  (Name of registrant as specified in charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 24, 2003                   By: /s/ Robert Knoth
      ----------------------------    ------------------------------------------
                                          Robert Knoth, Chief Financial Officer

Rider PART III

The Company is unable to file its Form 10-KSB for the year ended March 28, 2003 without unreasonable expense and effort due to its inability to complete the compilation of all necessary financial information and review the financial information with its independent auditor. For the year ended March 28, 2003, the Company expects to report revenue of approximately $4,727,000 as compared to $4,338,012 for the fiscal year ended March 29, 2002. Cost of products sold is expected to equal approximately $3,468,000 for the 2003 fiscal year as compared to $3,207,645 for the prior fiscal year. Selling, general and administrative expenses are expected to reflect an increase from the prior fiscal year. The Company also expects to report net income of approximately $51,000 for the fiscal year, as compared to a net loss for the prior year.